FITWAYVITAMINS, INC.
No. 7 Minsheng Road, Yuzhong District
Chongqing, 400010
The People’s Republic of China

March 25, 2011

VIA EDGAR

Ms. Jennifer Thompson
Accounting Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	FITWAYVITAMINS, Inc.
Item 4.01 Form 8-K
Filed March 16, 2011
File Number: 000-54204

Dear Ms. Thompson:

We are writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated March 18, 2011, related to the above-referenced filing of FITWAYVITAMINS, Inc. (the “Company”).

We have reproduced below in italics the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and have provided the Company’s response immediately below each comment.

Item 4.01 Form 8-K Filed March 16, 2011

1.	We note from your disclosure in Form 10-K for the year ended October 31, 2010 that you concluded that your internal control over financial reporting was not effective because of material internal control weaknesses. Please tell us why the material weaknesses are not reportable events as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K. Refer to Question 111.04 of our Compliance and Disclosure Interpretation on Regulation S-K, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regskinterp.htm.

Response:The Company has updated its disclosure by filing an Amendment No. 1 on Form 8-K/A filed on the date hereof (the “Form 8-K/A”) to update the disclosure consistent with paragraph (a)(1)(v) of Item 304 of Regulation S-K.  The Form 8-K/A now discloses the Company’s material weaknesses over its internal control over financial reporting.

U.S. Securities and Exchange Commission
March 25, 2011

2.	We note that DJG’s reports on your financial statements for the years ended October 31, 2010 and October 31, 2009 contained explanatory paragraphs regarding your ability to continue as a going concern. We also note that you disclosed that DJG’s reports were not qualified or modified as to uncertainty, audit scope, or accounting principles. Please revise your disclosure to remedy this apparent inconsistency or explain this matter to us in more detail. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K and Question 111.05 of our Compliance and Disclosure Interpretation on Regulation S-K, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:The Company has updated its disclosure consistent with paragraph (a)(1)(ii) of Item 304 of Regulation S-K in the Form 8-K/A.  The Form 8-K/A now includes disclosure related to the explanatory paragraph included with the report of De Joya Griffith & Company, LLC ("DJG") on the Company’s financial statements for the fiscal years ended October 31, 2010 and October 31, 2009.

3.	Please file an updated letter from DJG as an exhibit to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

Response:The Company has filed an updated letter from DJG as Exhibit 16.1 to the Form 8-K/A.

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In connection with responding to your comments, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact our counsel, Sunjeet S. Gill, at (610) 478-2254.

U.S. Securities and Exchange Commission
March 25, 2011

Sincerely, FITWAYVITAMINS, INC.

By:	/s/ Haoji Xia
Haoji Xia
Chairman, President, Chief Executive Officer, Chief Financial Officer and Secretary